
07004171

BB 3/13

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL |
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| OMB Number: 3235-0123 |
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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
| --- |
| 8-57604 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 1-1-2006 (MM/DD/YY) AND ENDING 12-31-2006 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

SUPERTRADE SECURITIES, INC.

| OFFICIAL USE ONLY |
| --- |
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7001 CORPORATE DRIVE, # 300
(No. and Street)

HOUSTON (City) TX (State) 77036 (Zip Code)


SEC MAIL PROCESSING
RECEIVED
FEB 2 9 2007
WASH, D.C.
202
SECTION

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

CHANG HSINE CHENG 713-715-5431
(Area Code — Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PAUL C. HWANG, CPA
(Name — *if individual, state last, first, middle name*)

6100 CORPORATE DR., #350 (Address) HOUSTON (City) TEXAS (State) 77036 (Zip Code)

PROCESSED
MAR 19 2007
THOMSON FINANCIAL

CHECK ONE:
- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
| --- |
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

# OATH OR AFFIRMATION

I, CHANG-HSINE CHENG, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SUPERTRADE SECURITIES, INC., as of 12-31-2006, ~~19~~____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:



KATHERINE YA-WEN CHENG-ARIF
NOTARY PUBLIC
STATE OF TEXAS
EXPIRES
MAY 11, 2010


Notary Public

Signature

PRESIDENT

Title

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of ~~Changes in Financial Condition~~ CASH FLOWS.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# SUPERTRADE SECURITIES, INC.

## FINANCIAL STATEMENTS

## DECEMBER 31, 2006

PAUL C. HWANG
CERTIFIED PUBLIC ACCOUNTANT
6100 CORPORATE, SUITE 350
HOUSTON, TEXAS 77036
(713-541-9808)

Shareholders and Directors
Supertrade Securities, Inc.

Independent Auditor's Report

I have audited the accompanying statement of financial position of Supertrade Securities, Inc. (a Texas corporation), as of December 31, 2006, and the related statements of operations, shareholders' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my examination.

I conducted the audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the statements mentioned above present fairly, in all material respects, the financial position of Supertrade Securities, Inc. at December 31, 2006, and results of its operations and cash flows for the year ended December 31, 2006 in conformity with generally accepted accounting principles applied on a consistent basis during the period.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on computation of net capital, reconciliation of net capital to Focus Report and independent auditor's report on internal accounting control is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Paul C. Hwang
February 7, 2007

SUPERTRADE SECURITIES, INC.
STATEMENT OF FINANCIAL POSITION
AS OF DECEMBER 31, 2006

## ASSETS

| | | |
|---|---|---|
| CURRENT ASSETS | | |
| Cash and cash equivalents | $6,843 | |
| Prepaid expenses | 3,685 | |
| Total current assets | | 10,528 |
| OTHER ASSETS | | |
| Tax benefit | $ 7,534 | |
| Total other assets | | 7,534 |
| TOTAL ASSETS | | $ 18,062 |

## LIABILITIES AND SHAREHOLDERS' EQUITY

| | | |
|---|---|---|
| CURRENT LIABILITIES | | |
| Accrued Liabilities | $ 1,111 | |
| Total Current Liabilities | | 1,111 |
| Total Liabilities | | 1,111 |
| SHAREHOLDERS' EQUITY | | |
| Common stock, no par value 100,000 shares authorized, and 10,000 shares issued and outstanding | 1,000 | |
| Additional paid-in capital | 75,247 | |
| Retained earnings | (59,296) | |
| Total Shareholders' Equity | | 16,951 |
| TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY | | $ 18,062 |

The notes to financial statements are an integral part of this financial statement.

SUPERTRADE SECURITIES, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2006

| | | |
|---|---|---|
| REVENUE | | |
| Commissions | $ 12,921 | |
| Clearing charges | (7,294) | |
| NET REVENUE | | 5,627 |
| OPERATING EXPENSES | | |
| Commissions and wages | 1,330 | |
| Fees and Licenses | 2,295 | |
| Legal & accounting | 1,000 | |
| Rent | 3,170 | |
| Telephone and communications | 1,630 | |
| Other expenses | 3,212 | |
| Total Operating Expenses | | 12,637 |
| NET LOSS | | (7,010) |
| FEDERAL INCOME TAX BENEFIT | | 1,051 |
| NET LOSS AFTER INCOME TAX BENEFIT | | $ (5,959) |

The notes to financial statements are an integral part of this financial statement.

SUPERTRADE SECURITIES, INC.
STATEMENT OF SHAREHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2006

| | common stock | additional paid-in capital | retained earnings | total |
|---|---|---|---|---|
| Beginning of year | $ 1,000 | $ 70,597 | $ (53,337) | $ 18,260 |
| Loss, 2006 | | | $ (5,959) | $ (5,959) |
| Changes, 2006 | | $ 4,650 | | $ 4,650 |
| Balance, 12/31/2006 | $ 1,000 | $ 75,247 | $ (59,296) | $ 16,951 |

The notes to financial statements are an integral part of this financial statement.

SUPERTRADE SECURITIES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2006

| | | |
|---|---|---|
| CASH FLOWS RELATING TO OPERATIONS | | |
| Net Loss | | $ (5,959) |
| Net changes in certain working capital components: | | |
| increase in tax benefit | (1,051) | |
| increase in prepaid expenses | (3,685) | |
| | | (4,736) |
| Net cash used in operations | | (10,695) |
| CASH FLOWS RELATING TO FINANCING ACTIVITIES | | |
| Increase in additional paid-in capital | | 4,650 |
| Net cash provided by financing activities | | 4,650 |
| Net Decrease in Cash and Cash Equivalents | | (6,045) |
| Cash and Cash Equivalents - Beginning of Year | | 12,888 |
| Cash and Cash Equivalents - End of Year | | $ 6,843 |

The notes to financial statements are an integral part of this financial statement.

SUPERTRADE SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006

## SIGNIFICANT ACCOUNTING POLICIES

Supertrade Securities, Inc. (the Company) is a securities broker/dealer registered under the Securities Exchange Act of 1934. It is a closely-held corporation, 100% owned by Sinta Financial Services, Inc (the Parent). Its president, Mr. Cheng, is a stockholder and participates in the day-to-day operation. The Company's headquarter and business offices are located in Houston, Texas. Security transactions with the various exchanges for its clients are conducted through the clearing house brokers of Penson Financial Services, Inc. of Dallas, Texas.

The Company maintains its accounts on the accrual method of accounting in accordance with generally accepted accounting principles. Commission revenues and related expenses are recognized on a trade date basis. The accounting policies followed by the Company and the methods of applying these policies, which materially affect the determination of financial position, results of operations, and cash flows are summarized below.

## 1. CASH AND CASH EQUIVALENTS

For the purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

## 2. OFF-BALANCE SHEET RISK AND CONCENTRATION OF CREDIT RISK

The Company, as an introducing broker, clears all transactions with and for customers on a fully disclosed basis with a clearing broker and promptly transmits all customers' funds and securities to the clearing broker who carries all of the accounts of such customers. These activities may expose the Company to off-balance sheet risk in the event that the customer and/or clearing broker are unable to fulfill their obligations. The Company does not maintain margin accounts for its customers and, therefore, there are no excess margin securities.

The Company transacts its business with customers located throughout the United States.

## 3. NET CAPITAL REQUIREMENT

Supertrade Securities, Inc. is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires that the ratio of aggregate

indebtedness to net capital, both as defined shall not exceed 15 to 1. The Company has net capital, required net capital and excess in net capital as follows:

| | December 31, 2006 |
|---|---|
| Net capital | $ 5,732.00 |
| Required net capital | 5,000.00 |
| Excess in net capital | $ 732.00 |

4. INCOME TAXES

The Company accounts for income taxes in accordance with the provisions of Statement of Financial Accounting standards No.109 (SFAS 109), "Accounting for Income Taxes", under the asset and liability approach of SFAS No.109, the expected future tax consequences of temporary differences between the book and tax basis of assets and liabilities are recognized as deferred tax assets and liabilities. SFAS No.109 also established criteria for determining whether a valuation allowance should be established for any deferred tax assets for which realization is uncertain.

For the year 2006, no deferred taxes are provided for temporary differences in the recognition of certain income and expense items for financial reporting and income tax purposes. Tax benefit in the amount of $1,051.00 is recognized for the current year.

At December 31, 2006, the Company has a net operating loss of $68,421.00 available to carryforward for federal income tax purposes to offset future taxable income. Of this amount, $11,649.00 expires in 2021, $6,542.00 expires in 2022, $15,876.00 expires in 2024, $27,344.00 expires in 2025 and $7,010.00 expires in 2026 unless utilized sooner.

5. RELATED PARTY TRANSACTIONS

Under a letter agreement dated April 16, 2001, the Parent provides the Company administrative support services, including payment and administration of employees' salaries and payment and administration of certain accounts payable, personal property including desks and computers, and office space. The annual agreement is automatically renewable unless terminated by the Parent.

6. SIPC COMPLIANCE

The Company is in compliance with SIPC annual dues requirement. Dues have been paid for 2006.

7. USE OF ESTIMATES

The preparation of financial statements in conformation with generally accepted accounting principles (GAAP) requires the management make estimates and assumptions

that affect amounts reported in the financial statements and accompanying notes. Actual results may differ form those estimates and assumptions.

SUPERTRADE SECURITIES, INC.
COMPUTATION OF NET CAPITAL
AS OF DECEMBER 31, 2006

| | |
|---|---|
| Net worth | $ 16,951 |
| Total capital | $ 16,951 |
| Deduct - | |
| Tax benefit | 7,534 |
| Prepaid expenses | 3,685 |
| Total deductions | (11,219) |
| Net capital | $ 5,732 |
| Required net capital | 5,000 |
| Excess in net capital | $ 732 |

# SUPERTRADE SECURITIES, INC.
# RECONCILIATION OF NET CAPITAL TO FOCUS REPORT
# AS OF DECEMBER 31, 2006

The net capital computation was reconciled and no variances are noted between net capital per Focus Report and net capital per audited financial statements.

PAUL C. HWANG
CERTIFIED PUBLIC ACCOUNTANT
6100 CORPORATE, SUITE 350
HOUSTON, TEXAS 77036
( 713-541-9808)

February 7, 2007

Independent Auditor's Report on Internal
Accounting Control Required by SEC Rule 17a-5

Directors
Supertrade Securities Inc.

I have examined the financial statements of Supertrade Securities, Inc. for the year ended December 31, 2006 and have issued my report thereon dated February 7, 2007. As part of my examination, I made a study and evaluation of the Company's system of internal accounting control to the extent I considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of my study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing, and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

Also, as required by Rule 17a-5 (g) (1) of the Securities and Exchange Commission, I have made a study of the practices and procedures followed by Supertrade Securities, Inc. that I considered relevant to the objectives stated in aggregate indebtedness and net capital under Rule 17a-3(a) (11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3 (k) (2) (ii). Supertrade Securities, Inc. was in compliance with the conditions of the exemption, and no facts came to my attention indicating that such conditions had not been complied with during the period.

I also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 15c3-3. I did not review the practices and procedures followed by the Company (1) in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or (2) in complying with the requirements for prompt payment for securities of Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management to the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the

Commission's above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with general accepted accounting principles. Rule 17a-5 (g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Our study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, I do not express an opinion on the system of internal accounting control of Supertrade Securities, Inc. taken as a whole. However, my study and evaluation disclosed no condition that we believed to be a material weakness.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission and the designated examining authority (NASD) and should not be used for any other purpose.

END